NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 14, 2014, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on June 23, 2014 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Tortoise Energy Capital Corporation and Tortoise Energy Infrastructure Corporation became effective before the opening on June 23, 2014. Each share of Series C Mandatory Redeemable Preferred Shares, $10.00 liquidation preference per share of Tortoise Energy Capital Corporation was exchanged for one share of Series C Mandatory Preferred Shares, $10.00 liquidation preference per share of Tortoise Energy Infrastructure Corporation. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on June 23, 2014.